Exhibit 99.1

News Release

Stantec selected for $35 million critical infrastructure design at Portsmouth Naval Shipyard in Maine

Dry dock overhaul will accommodate future needs

EDMONTON, AB; NEW YORK, NY (December 18, 2018) NYSE, TSX: STN

Global design firm Stantec has been awarded more than $35 million in assignments for planning and preliminary design of a multi-mission dry dock and other upgrades at Portsmouth Naval Shipyard (PNSY) in Kittery, Maine. The projects represent tasks under Stantec’s $60 million indefinite-delivery/indefinite-quantity (IDIQ) contract for multi-discipline waterfront architect-engineering services for the Naval Facilities Engineering Command (NAVFAC), Mid-Atlantic region.

Stantec’s work includes comprehensive preliminary design services to enhance the shipyard’s capabilities to support the naval war fighter. One area of focus is shipyard dry docks—unique structures that allow vessels to be hauled into a dock while it is flooded. Once the vessels are positioned over keel blocks, the dock is dewatered and the overhaul, maintenance, or repairs can commence.

The critical upgrades will strengthen the nation’s readiness and support the PSNY workforce as they repair and modernize the Navy’s critical vessels.

Stantec Program Manager Paul Harrington comments, “We have a 60-plus year history at PNSY and that brings a deep understanding of the past, present and future state of this critical infrastructure. We’re proud to field a very strong local team which we readily support with waterfront and technical experts across Stantec, including key staff involved with the design of the new Panama Canal. We value our long working relationship with NAVFAC and the public works staff and are excited to continue that partnership on these critical projects.”

The PNSY is one of the country’s four public shipyards that range in age from 250-110 years old: Norfolk, VA (1767), Portsmouth, Kittery, ME (1800), Puget Sound, WA (1901) and Pearl Harbor, HI (1908). The Navy is planning a $20 billion capital program to modernize and restore the public shipyards.

Stantec’s $60 million, five-year IDIQ contract for multidiscipline design services for a range of complex waterfront projects is anticipated to include: dry docks; piers; wharves; bulkheads; crane rail systems; fender systems; berthing and mooring; dredging; coastal and shoreline protection; and waterfront-related utilities. The work will be completed for Navy facilities in NAVFAC’s Mid-Atlantic region, including Maine, Connecticut, Rhode Island, New Jersey, and Pennsylvania, and other locations as needed.

About Stantec

Communities are fundamental. Whether around the corner or across the globe, they provide a foundation, a sense of place and of belonging. That’s why at Stantec, we always design with community in mind.

We’re designers, engineers, scientists, and project managers, innovating together at the intersection of community, creativity, and client relationships. Balancing these priorities results in projects that advance the quality of life in communities across the globe.

Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at stantec.com or find us on social media.

Cautionary Note Regarding Forward-Looking Statements

This news release contains forward-looking statements regarding the project described above, including statements regarding Stantec’s role and involvement on the project. Forward-looking statements also include any other statements that do not refer to historical facts. By their nature, forward-looking statements are based on assumptions and subject to inherent risks and uncertainties. There is a risk that the project described above may be delayed, cancelled, suspended or terminated. This could cause future results to differ materially from the forward-looking statements made in this news release. Except as may be required by law, Stantec undertakes no obligation to publicly update or revise any forward-looking statements. Forward-looking statements are provided herein for the purpose of giving information about the proposed project referred to above and its expected impact. Readers are cautioned that such information may not be appropriate for other purposes.

Stantec Media Contact Danny Craig Stantec Media Relations Ph: 949-923-6085 Danny.Craig@stantec.com	Stantec Investor Contact Cora Klein Stantec Investor Relations Ph: 780-969-2018 Cora.Klein@stantec.com

Design with community in mind